

April 18, 2011

Roger Ng
President
Oban Industries, Inc.
2219 20th Avenue, #B
San Francisco, CA 94116

> **Re:** **Oban Industries, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed April 7, 2011**
> **File No. 000-54287**

Dear Mr. Ng:

We have reviewed your responses to the comments in our letter dated March 28, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

Introduction, page 1

1. Please revise to disclose here the amount of cash you have in your treasury as of the most recent practicable date and the month you will run out of money assuming there are no changes in present trends. Please also revise to disclose here the amount of your losses as of your most recent audit period.

Risk Factors, page 4

Risks Related to Our Business, page 4

Current Economic Conditions may preclude us, page 4

2. We note your response to our prior comment ten. Please revise this risk factor to include a discussion of how current economic conditions may preclude you from entering into a merger or acquisition and obtaining funding.

There are relatively low barriers to becoming a blank check company or shell company, page 5

3. We note your response to our prior comment two and reissue in part. Please revise to clarify that the registration statement will not be deemed effective and a registrant filing such a Form 10 does not seek effectiveness of the Form 10.

Risks Related to Our Stockholders and Shares of Common Stock, page 8

There are issues affecting liquidity of our securities, page 9

4. We note your response to our prior comment 15. Please advise as to the basis for your statement that the SEC has developed internal guidelines for PIPE transactions. Alternatively, please revise your disclosure to clarify that this is your belief. Additionally, please revise your disclosure to clarify that there is no guarantee the SEC will take any of the actions set forth in the last two paragraphs of this risk factor as these statements are solely your belief.

We cannot assure you that, following a business combination with an operating business, page 10

5. We note your response to our prior comment 16 and reissue in part. Please revise this risk factor to clarify that there is no guarantee that you will be eligible to trade on another over-the-counter quotation system after completing a business combination.

Our stockholders may engage in a transaction, page 10

6. Please revise your disclosure to clarify who is meant by "it" at the end of the first sentence of this risk factor.

Financial Information, page 10

Management Discussion and Analysis of Financial Condition and Results of Operation, page 10

7. We note your response to our prior comment 17. As it appears you have $5,000 in cash as of January 31, 2011, please advise as to how you will not run out of funds until March 2012 given that you anticipate $8,000 in expenses just to meet your Exchange Act reporting requirements for the next twelve months. In this regard, we also note your disclosure in the second sentence of the first full paragraph of the Liquidity and Capital Resources section.

Directors and Executive Officers, page 13

Involvement in Certain Legal Proceedings, page 13

8. While we note your response to our prior comment 22, it appears that you have included some, but not all, of the items listed in Item 401(f) of Regulation S-K. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile: (415) 984-8300
        David K. Cheng, Esq.
        Nixon Peabody LLP